Law Office of

Christopher Olander & Associates LLC

Attorney At Law	12407 Garrison Forest Road
Management Consulting	Owings Mills, Maryland 21117
410-363-3274 (office)
309-406-1207 (fax)
443-854-3040 (cell)

February 2, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 of Avatech Solutions, Inc.
(the “Company”), File No. 333-________.

Ladies and Gentlemen:

We are today filing with the Commission, via EDGAR, the Company’s Registration Statement on Form S-1 (the “Registration Statement”) covering resales of shares (the “Shares”) of the Company’s common stock issued in an exempt transaction, and shares the Company’s common stock that may be issued upon the exercise of stock purchase warrants by the holders of the Shares.

If you have any questions, or desire any additional information, please do not hesitate to contact the undersigned, or the Company’s Chief Financial Officer, Lawrence Rychlak, who can be reached at 410-753-1525.

Sincerely,

/s/ Christopher Olander
Christopher Olander